st.george

**St.George Bank Limited**
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

*Postal Address:*
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au



22 November 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Attention: Mr. Michael Coco



Dear Sir

**St.George Bank Limited: 12g3-2(b) Information - File No.82-3809**

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Full Financial Report
- New Issue Announcement

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
**General Counsel and Secretary**



dlw 1/13

FILE NO. 82-3809

ASIC registered agent number 14475

**lodging party or agent name** ST.GEORGE BANK LIMITED

office, level, building name or PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
# share issue

Corporations Act 2001
**254X**(1)

company name ST.GEORGE BANK LIMITED

A.C.N. 92 055 513 070

## Details of the issue

date of issue (d/m/y) 22 / 11 / 2002 or period of issue (d/m/y) from / / to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | FULLY PAID ORDINARY |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

**Details of shares issued**

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 179,885 | | |
| | | | |
| | | | |
| | | | |

1. Have all shares been issued for cash only? Yes ☐ No ☒
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

## Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN capacity SECRETARY

**sign here** date 22 / 11 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

2 FILE NO. 82-3809

| | |
|---|---|
| ASIC registered agent number | 14475 |
| **lodging party or agent name** | ST.GEORGE BANK LIMITED |
| office, level, building name **or** PO Box no. | |
| street number & name | |
| suburb/city | state/territory postcode |
| telephone | ( ) |
| facsimile | ( ) |
| DX number | suburb/city |

**A BARCODE IS NOT REQUIRED ON THIS DOCUMENT**

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

# details of shares issued other than for cash

form **208**

Corporations Act 2001
**117(2), 163(3), 254X(1), 601BC(2)**

company name ST.GEORGE BANK LIMITED
A.C.N. 92 055 513 070

## Details of the shares issued

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| ORD | 179,885 | 22/11/2002 |
| class code | total number of shares issued | date of issue (d/m/y) |
| | | |
| class code | total number of shares issued | date of issue (d/m/y) |
| | | |

## Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution
**and/or** replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

| | |
|---|---|
| amount paid in cash | $ |
| amount deemed as paid in shares issued | $ |
| amount of debt released or liabilities assumed (including mortgages on the property) | $ |
| **TOTAL purchase price** | **$** |

☒ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details: THE SHARES WERE ISSUED TO ST.GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST.GEORGE BANK ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

## Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN - SECRETARY capacity

**sign here** [signature]

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

02 DEC -9 PM 9:05

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

| |
|---|
| ST.GEORGE BANK LIMITED |

ABN

| |
|---|
| 92 055 513 070 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 179,885 ordinary shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, with existing fully paid ordinary shares. |
| 5 | Issue price or consideration | Nil |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares issued under the St.George Bank Executive Performance Share Plan. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 22/11/2002 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 498,929,010 | Ordinary shares |
| 3,000,000 | PRYMES |
| 174,965 | 8.5% unsecured capital notes |
| 217,134 | 8.25% unsecured capital notes |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 10,547<br><br>359,095 | Redeemable preference borrower share<br>Redeemable preference depositor share |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | To be treated in the same manner as other quoted ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

+ See chapter 19 for defined terms.

FILE NO. 82-3809

st.george

St.George Bank Limited
ABN 92 055 513 070

19 November 2002

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Please reply to:
Michael Bowan
Level 8, 182 George Street
Sydney NSW 2000
Email: bowanm@stgeorge.com.au
Telephone: (02) 9236 1205
Facsimile: (02) 9236 1899

AUSTRALIAN STOCK EXCHANGE

SGB000505

Dear Sir

**ST.GEORGE BANK LIMITED - CONCISE REPORT**

I attach two copies of the St.George Bank Limited Concise Annual Report which we will commence mailing to our shareholders this evening. The report will be available from tomorrow on the St.George Bank website at www.stgeorge.com.au.

Yours sincerely

Michael Bowan
**General Counsel and Secretary**

st.george

**St.George Bank Limited**
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

*Postal Address:*
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au



25 November 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco



Dear Sir

**St.George Bank Limited: 12g3-2(b) Information - File No.82-3809**

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- New Issue Announcement

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
**General Counsel and Secretary**

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

| |
|---|
| ST.GEORGE BANK LIMITED |

ABN

| |
|---|
| 92 055 513 070 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 45,650 ordinary shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, with existing fully paid ordinary shares. |
| 5 | Issue price or consideration | Nil |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares issued under the St.George Bank Executive Performance Share Plan. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 25/11/2002 – 25,098<br>26/11/2002 – 20,552 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 498,974,660 | Ordinary shares |
| 3,000,000 | PRYMES |
| 174,965 | 8.5% unsecured capital notes |
| 217,134 | 8.25% unsecured capital notes |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 10,547<br><br>359,095 | Redeemable preference borrower share<br>Redeemable preference depositor share |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | To be treated in the same manner as other quoted ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br><br>Note: Security holders must be told how their entitlements are to be dealt with.<br><br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
*(tick one)*

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

#### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of +securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: .......25/11/2002............

Secretary

Print name: Michael Bowan

= = = = =

+ See chapter 19 for defined terms.

ASIC registered agent number 14475
**lodging party or agent name** ST.GEORGE BANK LIMITED
office, level, building name **or** PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

ASS. REQ-A
CASH. REQ-P
PROC.

Australian Securities & Investments Commission

form **207**

Notification of
# share issue

Corporations Act 2001
**254X(1)**

company name ST.GEORGE BANK LIMITED
A.C.N. 92 055 513 070

## Details of the issue

date of issue (d/m/y) 25 / 11 / 2002 or period of issue (d/m/y) from 26 / 11 / 2002 to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | FULLY PAID ORDINARY |

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

## Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 45,650 | NIL | |
| | | | |
| | | | |
| | | | |

1. Have all shares been issued for cash only? Yes ☐ No ☒
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

## Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN capacity SECRETARY

**sign here** date 25 / 11 / 2002

ASIC registered agent number 14475

**lodging party or agent name** ST.GEORGE BANK LIMITED

office, level, building name **or** PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

208 **FILE NO. 82-3809**

**A BARCODE IS NOT REQUIRED ON THIS DOCUMENT**

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

# details of shares issued other than for cash

form **208**

Corporations Act 2001
**117(2), 163(3), 254X(1), 601BC(2)**

company name ST.GEORGE BANK LIMITED

A.C.N. 92 055 513 070

## Details of the shares issued

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| ORD | 25,098 | 25/11/02 |
| | 20,552 | 26/11/02 |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| | | |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| | | |

## Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ ***The issue was made under a provision in the company's constitution / replaceable rules.***

relevant clauses in constitution **and/or** replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

*date of relevant resolution or authority* (d/m/y) / /

summary of the provisions of the relevant resolution or *other authority*

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

| | |
|---|---|
| amount paid in cash | $ |
| amount deemed as paid in shares issued | $ |
| amount of debt released or liabilities assumed (including mortgages on the property) | $ |
| **TOTAL purchase price** | **$** |

☒ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details: THE SHARES WERE ISSUED TO ST.GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST.GEORGE BANK ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

## Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN - SECRETARY capacity

**sign here** [signature]

25/11/02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins